KAISA GROUP HOLDINGS LTD.

Suite 2001, 20th Floor

Two International Finance Centre

8 Finance Street, Central

Hong Kong

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Era Anagnosti and Christopher Dunham

Re: Application for Qualification of Indentures on Form T-3 (File No.: 022-29017) (“Form T-3”) of Kaisa Group Holdings Ltd. (the “Issuer”) and its co-applicants

Dear Ms. Anagnosti and Mr. Dunham:

The undersigned Issuer and its co-applicants: Chang Ye Investment Company Limited, Da Hua Investment Company Limited, Dong Chang Investment Company Limited, Dong Sheng Investment Company Limited, Guang Feng Investment Company Limited, Heng Chang Investment Company Limited, Jie Feng Investment Company Limited, Jin Chang Investment Company Limited, Rong Hui Investment Company Limited, Rui Jing Investment Company Limited, Tai He Xiang Investment Company Limited, Xie Mao Investment Company Limited, Ye Chang Investment Company Limited, Zheng Zhong Tian Investment Company Limited, Tai He Sheng Investment Company Limited, Tai An Da Investment Company Limited, Tai Chang Jian Investment Company Limited, Tai Chong Fa Investment Company Limited, Tai Chong Li Investment Company Limited, Bakai Investments Limited, Yifa Trading Limited, Advance Guard Investments Limited, Victor Select Limited, Central Broad Limited, Guo Cheng Investments Limited, Ri Xiang Investments Limited, Yin Jia Investments Limited, Kaisa Investment Consulting Limited, Cornwell Holdings (Hong Kong) Limited, Goldenform Company Limited, Hong Kong Jililong Industry Co., Limited, Kaisa Holdings Limited, Leisure Land Hotel Management (China) Limited, Regal Silver Manufacturing Limited, Success Take International Limited, Woodland Height Holdings Limited, Yi Qing Investment Company Limited, Yong Rui Xiang Investment Company Limited, Zhan Zheng Consulting Company Limited, Kaisa Investment (China) Limited, Wan Rui Fa Investment Company Limited, Wan Rui Chang Investment Company Limited, Wan Tai Chang Investment Company Limited, Wan Jin Chang Investment Company Limited, Multi-Shiner Limited, Hong Kong Kaisa Industry Co., Limited, Bakai Investments (Hong Kong) Limited, Topway Asia Group Limited, Kaisa Finance Holdings Limited, Hong Kong Kaisa Trading Limited, Hong Kong Wanyuchang Trading Limited, Hong Kong Zhaoruijing Trading Limited, Profit Victor Investments (Hong Kong) Limited, Central Broad (Hong Kong) Investment Limited, Guo Cheng (Hong Kong) Investment Limited, Ri Xiang (Hong Kong) Investment Limited, Yin Jia (Hong Kong) Investment Limited, Jet Smart Global Development Limited, Apex Walk Limited, Vast Wave Limited, Xian Zhang Limited, Rich Tech Hong Kong Investment Limited, Apex Walk (Hong Kong) Limited, Vast Wave (Hong Kong) Limited, Xian Zhang (Hong Kong) Limited, Fulbright Financial Group (Enterprise) Limited, Fulbright Financial Group (Development) Limited and Fulbright Financial Group (Hong Kong) Limited (such co-applicants, collectively, the “Guarantors”) respectfully request that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, enter an appropriate order declaring the above captioned Form T-3 effective as of 5:00 p.m. Eastern Daylight Time on Wednesday, July 20, 2016, or as soon as practicable thereafter.

In connection with the above acceleration request, the Issuer and the Guarantors acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer and the Guarantor may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By requesting acceleration of effectiveness hereunder, the Issuer and the Guarantors acknowledge that they are aware of their responsibilities under the Securities Act of 1933, as amended, and the Trust Indenture Act of 1939, as amended, as they relate the securities to be issued pursuant to the indentures specified in the above-captioned Form T-3. Please contact the Issuer’s legal counsel, Paul W. Boltz, Jr., Esq., at +852 3664-6519 once the Commission has made its decision regarding this request for acceleration of effectiveness.

[signature page follows]

Very truly yours,

Kaisa Group Holdings Ltd.

Chang Ye Investment Company Limited

Da Hua Investment Company Limited

Dong Chang Investment Company Limited

Dong Sheng Investment Company Limited

Guang Feng Investment Company Limited

Heng Chang Investment Company Limited

Jie Feng Investment Company Limited

Jin Chang Investment Company Limited

Rong Hui Investment Company Limited

Rui Jing Investment Company Limited

Tai He Xiang Investment Company Limited

Xie Mao Investment Company Limited

Ye Chang Investment Company Limited

Zheng Zhong Tian Investment Company Limited

Tai He Sheng Investment Company Limited

Tai An Da Investment Company Limited

Tai Chang Jian Investment Company Limited

Tai Chong Fa Investment Company Limited

Tai Chong Li Investment Company Limited

Bakai Investments Limited

Yifa Trading Limited

Advance Guard Investments Limited

Victor Select Limited

Central Broad Limited

Guo Cheng Investments Limited

Ri Xiang Investments Limited

Yin Jia Investments Limited

Kaisa Investment Consulting Limited

Cornwell Holdings (Hong Kong) Limited

Goldenform Company Limited

Hong Kong Jililong Industry Co., Limited

Kaisa Holdings Limited

Leisure Land Hotel Management (China) Limited

Regal Silver Manufacturing Limited

Success Take International Limited

Woodland Height Holdings Limited

Yi Qing Investment Company Limited

Yong Rui Xiang Investment Company Limited

Zhan Zheng Consulting Company Limited

Kaisa Investment (China) Limited

Wan Rui Fa Investment Company Limited

Wan Rui Chang Investment Company Limited

Wan Tai Chang Investment Company Limited

Wan Jin Chang Investment Company Limited

Multi-Shiner Limited

Hong Kong Kaisa Industry Co., Limited

Bakai Investments (Hong Kong) Limited

Topway Asia Group Limited

Kaisa Finance Holdings Limited

Hong Kong Kaisa Trading Limited

Hong Kong Wanyuchang Trading Limited

Hong Kong Zhaoruijing Trading Limited

Profit Victor Investments (Hong Kong) Limited

Central Broad (Hong Kong) Investment Limited

Guo Cheng (Hong Kong) Investment Limited

Ri Xiang (Hong Kong) Investment Limited

Yin Jia (Hong Kong) Investment Limited

Jet Smart Global Development Limited

Apex Walk Limited

Vast Wave Limited

Xian Zhang Limited

Rich Tech Hong Kong Investment Limited

Apex Walk (Hong Kong) Limited

Vast Wave (Hong Kong) Limited

Xian Zhang (Hong Kong) Limited

Fulbright Financial Group (Enterprise) Limited

Fulbright Financial Group (Development) Limited

Fulbright Financial Group (Hong Kong) Limited

By:	/s/ Zheng Yi
Name:	Zheng Yi
Title:	Authorized Signatory

[Signature page to Letter Requesting Acceleration of Effectiveness]